

Evelyne Kanakis · 3rd

Co-founder at Moxi | Fintech futurist | Harvard Alum

New York, New York · 500+ connections · **Contact info**

 **Moxi**

 **Harvard Business Sc**

Experience



CEO & Co-founder

Moxi

Oct 2019 – Present · 9 mos

Greater New York City Area

Moxi is an app that empowers freelancers with the solution to getting paid on time and maintai effortless financial wellbeing - all in one place. Download it now on the App Store (for iPhone users in the USA).

https://apps.apple.com/us/app/moxi-for-gig-life/id1490075188



Head of Commercial Banking, Digital Customer Experience

JPMorgan Chase & Co.

Jul 2016 – Jul 2019 · 3 yrs 1 mo

New York, New York

> Established the Commercial Banking program for Chase Digital customer experience (dCE), managing existing release cycles and executing new product initiatives. Building new design teams across the program and managing them to ensure timely delivery and high quality output.

...see mor

UX Design Consulting & Management

_

Apr 2009 – Jul 2016 · 7 yrs 4 mos

> Client: Westpac Group, Sydney Australia

Delivering the UX for mobile payments & purchasing solutions for Westpac & St George retail banking customers in Australia. Additionally, liaised with Google to establish the Android Pay service. **...see mor**



Senior UX Design Manager for Mobile Channels

Royal Bank of Scotland

Jan 2011 – Dec 2011 · 12 mos

London, United Kingdom

Responsible for the UX design delivery of mobile products across a portfolio of devices for multiple brands (RBS, NatWest, etc). Products launched include consumer banking apps for iOS, Android and BlackBerry. Managing vendors, stakeholders and design teams, ensuring a balance between commercial requirements and optimized customer experience is a **...see mor**



User Experience Programme Manager

Microsoft

Apr 2007 – Mar 2009 · 2 yrs

London, United Kingdom & Johannesburg, South Africa

Managing the UX process for engagements based in South Africa for Standard Bank. Deploying a low income lending application allowing customers to easily and quickly obtain micro-loans a their local branch. Planning and driving the user-centered design process for delivering a futur vision of banking within a multi-channel architecture framework for Standard Bank. **...see mor**

Show 3 more experiences ⌄

Education



Harvard Business School

Program for Leadership Development, EMBA, Harvard Alumni '19

2018 – 2019



Curtin University

BA, Design

Skills & Endorsements

User Experience · 52

 Endorsed by **Feridoon "Doon" Malekzadeh and 2 others who are highly skilled at this**

 Endorsed by **5 of Evelyne's colleagues at**

Mobile Devices · 33

 Endorsed by **Mark Doherty and 1 other who is highly skilled at this**

 Endorsed by **3 of Evelyne's colleagues at**

User-centered Design · 28

 Endorsed by **3 of Evelyne's colleagues at RBS**

Show more ⌄



